BY EDGAR AND FEDERAL EXPRESS

July 26, 2019

Ms. Joanna Lam

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel and Mining

100 F Street, N.E.

Washington, D.C. 20549

RE:Parallax Health Sciences, Inc.

Form 10-K for the Fiscal Year ended December 31, 2018

Filed April 1, 2019

File No. 000-52534

Dear Ms. Lam:

By letter dated July 1, 2019, the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) provided Parallax Health Sciences, Inc. (the “Company”) with comments to the Company’s Annual Report for the Fiscal Year Ended December 31, 2018, on Form 10-K filed on April 1, 2019 (the “Annual Report”).  This letter contains the Company’s responses to the Staff’s comments.  The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s July 1, 2019 comment letter.

Concurrently with the delivery of this letter, the Company is filing via EDGAR Amendment No. 1 to the Form 10-K setting forth an amended Annual Report, reflecting changes made in response to the Staff’s comments.  A copy of the amended Annual Report, marked to show changes, is enclosed for your convenience.

In addition to the changes made in response to the Staff’s comments, the amended Annual Report reflects some corrections or clarifications to selected passages of the original Annual Report.

Los Angeles:New York:

1327 Ocean Avenue, Suite M28 West 36th Street, 8th Floor

Santa Monica, CA 90401New York, NY 10018

(310) 899-4442

PARALLAX HEALTH SCIENCES, INC.

Parallax Health Management, Inc.  ●  Parallax Behavioral Health, Inc.  ●   Parallax Diagnostics, Inc.  ●   Parallax Communications, Inc.

Parallax Health Sciences, Inc.July 26, 2019

United States Securities and Exchange CommissionPage 2 of 4

Form 10-K for the Fiscal Year ended December 31, 2018

General

1.Please revise your Form 10-K to comply with the comments issued on the Registration Statement on Form S-1 in the letter dated July 1, 2019, as applicable.

COMPANY RESPONSE

The Company’s Form 10-K for the fiscal year ended December 31, 2018, has been revised to comply with the comments issued on the Staff’s letter dated July 1, 2019 in reference to the Company’s recently filed Registration Statement, as applicable.  An amended Form 10-K/A has been filed through Edgar on July 26, 2019, and includes the revised exhibits requested by Staff.

Controls and Procedures, page 45

2.We note your chief executive officer and chief financial officer concluded that your disclosure controls and procedures and your internal control over financial reporting were effective as of the end of the period covered by your annual report. Please tell us how you considered the errors in accounting disclosed at note 14 in reaching this conclusion. To the extent you have identified material weaknesses, please provide the relevant disclosures under Item 308(a)(3) of Regulation S-K. Please also disclose the version of the COSO framework you used to evaluate the effectiveness of your internal control over financial reporting in 2018.

COMPANY RESPONSE

The change in estimate and correction of error reflected in the Company’s Note 14 to the financial statement were not the result of material weaknesses or a lack of internal controls.  We herewith provide the Staff with the following information to explain the nature and reason for the changes and corrections:

Change in Estimate:

The Company acquired Qolpom, Inc. (“Qolpom”) pursuant to a purchase agreement dated August 31, 2016 (the “Purchase Agreement”).  Included in the documentation due diligence surrounding the business combination, was an agreement between Qolpom and La Frontera Community Solutions, Inc. (“La Frontera”).  In this agreement, Qolpom obtained rights to certain intellectual property in exchange for consideration which included an earn-out (the “Earn-Out”) with a minimum guarantee of $2,000,000 (the “Guarantee”).  A third-party valuation was performed on the business combination, and the transaction was properly recorded on the Company’s audited financial statements at December 31, 2016.

Parallax Health Sciences, Inc.July 26, 2019

United States Securities and Exchange CommissionPage 3 of 4

In July 2018, the Company and La Frontera renegotiated the terms of the Earn-Out, ultimately agreeing to eliminate the Guarantee, and to structure the Earn-Out solely contingent upon revenues earned as defined within the agreement.  As a result, an amendment to the Purchase Agreement was executed between all parties, and a revised third-party valuation was performed.

Pursuant to ASC 805, business combinations, the information was acquired beyond the allowed measurement period of one year, and should be treated as a current period event, with any changes being recognized in the period in which the change took place.

Throughout the process of renegotiation and adjustments to the financial statements, the CEO and CFO took all appropriate measures to ensure proper compliance with internal controls.  The Company’s board and management were apprised of the amendment and the effects to the financial statement, and the appropriate consents were obtained.  In addition, the Company immediately informed the independent auditor of the amendment to the Purchase Agreement, the change in estimate, and resulting change to the financial statements.

Correction of Error:

In September 2017, the Company acquired certain intellectual property from ProEventa, Inc. (“ProEventa”).  As part of that acquisition, the Company engaged the same third-party valuation firm that was retained to perform the valuation on Qolpom to perform the valuation on the ProEventa transaction.  Similar due diligence information was provided to the valuation firm, and the valuation report was provided to the Company and its auditors in a similar format as the Qolpom valuation.  The transaction was recorded on the financial statements for the year ended December 31, 2017, and the auditors performed their procedures on the transaction.

In 2018, the CFO was performing review procedures on the Company’s liabilities. During this process, the CFO discovered that the valuation report for the ProEventa valuation was labeled as a business combination, when the transaction itself was solely an asset acquisition.

The CFO immediately brought this to the attention of the CEO, and it was determined the label on the report was not just a typographical error, but was an assumption the valuation firm made and applied to certain calculations within the valuation report.  The CFO informed management and the valuation firm that there is different accounting treatment for asset acquisitions versus business combinations, and that this would require a correction to the valuation report and the Company’s financial statements. Measures were immediately taken to correct the error, including the preparation of a revised valuation by the third-party valuator, notification of the error to the auditor, and appropriate accounting adjustments made to the financial statements, with the recognition of assets acquired at cost, appropriate adjustment to amortization, the removal of any liability contingent in nature, and recalculation of the purchase price allocation.  The board was also notified that a restatement in the financial statements would be required.

Parallax Health Sciences, Inc.July 26, 2019

United States Securities and Exchange CommissionPage 4 of 4

The cause of the error was a misunderstanding between the Company, the valuation firm and the auditors.  The valuation firm made an assumption that the Qolpom and the ProEventa transactions were similar in nature, when they were actually quite different, and both the auditor and the Company relied upon the third-party valuation. Unfortunately the misunderstanding was not discovered until after the 2017 financial statement and 10-K had been published. Appropriate measures have been taken to ensure errors of this nature are eliminated, through careful scrutiny of third-party work product in the future, and a change in audit firms.

Internal Control Effectiveness

The Company is aware and sensitive to the importance of strong internal controls and oversight.  The Company has modeled its internal controls utilizing the 2013 COSO framework, and performs an evaluation annually, or more often as needed.  As a smaller company, the CEO and CFO, as well as the Company’s board of directors, feel confident that at the present time no material weakness or lack of internal controls exists. Periodic evaluations will continue to be performed, and appropriate changes made in the future if the need arises.

* * *

Apart from the foregoing responses to the Staff’s comments, the Company acknowledges that it is responsible for the accuracy and adequacy of the disclosures contained in the Form 10-K, as amended by Amendment No. 1.

Please direct questions regarding this response letter to the undersigned at 404-915-8449.

Very truly yours,

PARALLAX HEALTH SCIENCES, INC.

/s/ Paul R. Arena

Paul R. Arena

Chief Executive Officer

Cc:Craig Arakawa (SEC)

Michael Killoy (SEC)

Pam Howell (SEC)

Peter Hogan, Esq. - Buchalter